UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Assurant, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

04621X108

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04621X108	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI-AIV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,069,230 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 10,069,230 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,069,230 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.96% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 63,089,834 shares of Common Stock (as defined below) outstanding, which includes (i) the 52,689,972 shares of Common Stock outstanding as of May 3, 2018, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2018, and (ii) the 10,399,862 shares of Common Stock issued in the Merger (as defined below).

CUSIP No. 04621X108	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,069,230 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 10,069,230 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,069,230 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.96% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 63,089,834 shares of Common Stock outstanding, which includes (i) the 52,689,972 shares of Common Stock outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 7, 2018, and (ii) the 10,399,862 shares of Common Stock issued in the Merger.

CUSIP No. 04621X108	SCHEDULE 13D	Page 4 of 12 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,069,230 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 10,069,230 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,069,230 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.96% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 63,089,834 shares of Common Stock outstanding, which includes (i) the 52,689,972 shares of Common Stock outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 7, 2018, and (ii) the 10,399,862 shares of Common Stock issued in the Merger.

Preliminary Statement.

This filing was originally filed under an incorrect CIK on June 8, 2018. This filing is being filed under the correct CIK and supersedes in its entirety the original filing. To view the original filing please refer to Accession Number: 0000903423-18-000331.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Assurant, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 28 Liberty Street, 41st Floor, New York, New York 10005.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Advisors VI-AIV, Inc., a Cayman Islands corporation (“TPG Advisors VI-AIV”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

TPG Advisors VI-AIV is the general partner of each of (i) TPG VI Wolverine, LP, a Cayman Islands limited partnership (“TPG VI Wolverine”), which directly holds 4,697,702 shares of Common Stock, and (ii) TPG VI Wolverine Co-Invest, LP, a Cayman Islands limited partnership (“TPG VI Wolverine Co-Invest” and, together with TPG VI Wolverine, the “TPG Funds”), which directly holds 5,371,528 shares of Common Stock.

Because of the relationship of TPG Advisors VI-AIV to the TPG Funds, TPG Advisors VI-AIV may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter are the sole shareholders of TPG Advisors VI-AIV. Because of the relationship of Messrs. Bonderman and Coulter to TPG Advisors VI-AIV, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

The principal business of TPG Advisors VI-AIV is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of TPG Group Holdings (SBS) Advisors, Inc. and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Senior Vice President of TPG Group Holdings (SBS) Advisors, Inc. and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Advisors VI-AIV are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On May 31, 2018, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 8, 2018 (the “Merger Agreement”), by and among the Issuer, Spartan Merger Sub, Ltd. (“Merger Sub”), TWG Holdings Limited (“TWG Holdings”), Arbor Merger Sub, Inc. and TWG Re, Ltd., Merger Sub, a direct wholly owned subsidiary of the Issuer, merged with and into TWG Holdings, with TWG Holdings being the surviving corporation and continuing as a wholly owned subsidiary of the Issuer (the “Merger”). At the effective time of the Merger, each Ordinary Share of TWG Holdings was automatically cancelled and converted into the right to receive the applicable portion of the aggregate consideration, such aggregate consideration consisting of approximately $895 million in cash and 10,399,862 shares of Common Stock, as further described in the Merger Agreement. Therefore, pursuant to the Merger Agreement, the TPG Funds received, as merger consideration, approximately $865,418,475 in cash (including cash in lieu of fractional shares) and the 10,069,230 shares of Common Stock reported herein in exchange for the 9,477,627.0871 Ordinary Shares of TWG Holdings they held prior to the Merger.

The purchases of the Ordinary Shares of TWG Holdings the TPG Funds held prior to the Merger were funded by equity contributions of the limited partners of the TPG Funds.

References to and the description of the Merger Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Stockholder Rights Agreement

In connection with the Merger, on May 31, 2018, the TPG Funds entered into a stockholder rights agreement (the “Stockholder Rights Agreement”) with the Issuer. Pursuant to the Stockholder Rights Agreement, the Issuer increased the size of its board of directors (the “Board”) from 12 to 14 members, consisting of (i) the directors of the Issuer immediately prior to the closing and (ii) Eric Leathers and Peter McGoohan. The Stockholder Rights Agreement also provides that, following the closing of the Merger, the TPG Funds will have the right to nominate (i) two directors to the Board (initially Messrs. Leathers and McGoohan) until such time that the TPG Funds have transferred at least one-half of the shares of Common Stock received in connection with the Merger (other than to permitted transferees) and (ii) one director to the Board until such time that the TPG Funds own less than 5% of the outstanding shares of Common Stock, at which time these board of directors nomination rights will terminate.

Under the Stockholder Rights Agreement, the Board will appoint one of the TPG Fund designated directors to the compensation committee of the Board and one of the TPG Fund designated directors to the finance and risk committee of the Board until such time as the TPG Funds are not entitled to nominate any directors to sit on the Board.

The Stockholder Rights Agreement provides that the TPG Funds are subject to certain standstill restrictions that restrict them from acquiring additional shares of Common Stock or taking other specified actions (the “Standstill”). Specifically, under the Stockholder Rights Agreement, without prior written consent of at least a majority of the Board, the TPG Funds cannot, among other things and subject to certain exceptions, (i) acquire shares of Common Stock, other than acquisitions involving no more than 3% of the fully diluted voting power of the shares of Common Stock in the aggregate; (ii) enter into a voting agreement or similar arrangement with respect to any shares of Common Stock; (iii) other than as recommended by the Board, enter or propose or offer to enter into any extraordinary transactions involving the Issuer or any of its subsidiaries or an acquisition of 10% or more of the assets of the Issuer and its subsidiaries; (iv) other than as recommended by the Board, solicit proxies to vote any shares of Common Stock; (v) publicly disclose any intention, plan, arrangement or other contract prohibited by, or inconsistent with, the foregoing; or (vi) advise or knowingly assist or knowingly encourage or enter into any negotiations or agreements or other contracts with any other persons in connection with the foregoing. The Standstill terminates on the earlier of the three-year anniversary of the date of the Stockholder Rights Agreement or the date on which the TPG Funds do not beneficially own any shares of Common Stock.

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The Stockholder Rights Agreement also provides that, subject to certain exceptions, the TPG Funds will not, during the period ending 90 days after the date thereof (the “First Lock-Up Period”), transfer any shares of Common Stock that, as of the date thereof, were beneficially owned by the TPG Funds (“Subject Shares”). Following the expiration of the First Lock-Up Period, one-half of the original Subject Shares will no longer be subject to the lock-up restrictions set forth in the Stockholder Rights Agreement.

The Stockholder Rights Agreement further provides that, subject to certain exceptions, the TPG Funds will not, during the period ending 180 days after the date thereof (the “Second Lock-Up Period”), transfer any of the remaining one-half of the Subject Shares. Following the expiration of the Second Lock-Up Period, none of the original Subject Shares will be subject to the lock-up restrictions set forth in the Stockholder Rights Agreement.

In addition, and notwithstanding the end of the lock-up periods described above, until the TPG Funds in the aggregate beneficially own less than 3% of the outstanding shares of Common Stock, under the Stockholder Rights Agreement, the TPG Funds are required to use their reasonable efforts not to transfer any of such shares to (x) specified activist investors or (y) specified competitors of the Issuer, if such transfer would result in a competitor owning more than 5% of the outstanding shares of Common Stock; provided, that the restrictions described above do not apply to (i) any open market transactions (including any transaction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)), (ii) any offering registered under the Securities Act if such offering is structured and conducted through an underwriter or otherwise in a manner reasonably calculated not to result in a transfer of shares of Common Stock to a person described above in clause (x) or (y), (iii) subject to the Standstill, any transaction or series of related transactions (including any merger, exchange offer or tender offer) that results in at least a majority of the issued and outstanding equity securities of the Issuer being beneficially owned by any person who, prior to the consummation of such transaction or series of related transactions, did not so beneficially own a majority of the issued and outstanding equity securities of the Issuer or (iv) any transfer if the Issuer consents to such transfer in writing.

Registration Rights Agreement

In connection with the Merger, on May 31, 2018, the TPG Funds entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement on Form S-3 relating to the offer and resale of the shares of Common Stock that the TPG Funds received in the Merger at any time and from time to time following the expiration of the 90-day period beginning on May 31, 2018. In addition, the TPG Funds will be entitled to sell the shares of Common Stock held by them in an underwritten public offering under the shelf registration statement, subject to certain conditions. The Registration Rights Agreement also provides for customary piggyback registration rights in favor of the TPG Funds and a customary holdback provision that restricts the Issuer, in the case of an underwritten public offering under the Issuer’s shelf registration statement, from selling or distributing the same or similar securities as those offered in the underwritten public offering during a period commencing 10 days before the anticipated pricing date and ending no later than 90 days after such pricing date. The TPG Funds’ rights under the Registration Rights Agreement terminate at the time at which the shares of Common Stock cease to be registrable securities, as set forth therein.

Stockholders Agreement

On May 31, 2018, immediately prior to the consummation of the Merger, the TPG Funds entered into a stockholders agreement (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, TPG VI Wolverine has agreed not to transfer its shares of Common Stock to a third party unless TPG VI Wolverine Co-Invest participates on a pro rata basis (determined based on a ratio of the number of shares of Common Stock held

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by TPG VI Wolverine Co-Invest to the number of shares of Common Stock held by the TPG Funds collectively) in such transfer at the same price and on the same terms and conditions as are applicable to TPG VI Wolverine’s transfer.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time as permitted by the Standstill, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Following the closing of the Merger, each of the TPG Funds intends to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment, including, upon the expiration of the 90 and 180 day lock-up restrictions discussed above and set forth in the Stockholder Rights Agreement, a sale of all or a portion of their equity ownership in the Issuer. The equity interest in the Issuer’s Common Stock held by the TPG Funds is subject to the terms of the Stockholder Rights Agreement and Registration Rights Agreement described above.

References to and the description of the Stockholder Rights Agreement, Registration Rights Agreement and Stockholders Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Stockholder Rights Agreement, Registration Rights Agreement and Stockholders Agreement, respectively, copies of which are filed as exhibits hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 63,089,834 shares of Common Stock outstanding, which includes (i) the 52,689,972 shares of Common Stock outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 7, 2018, and (ii) the 10,399,862 shares of Common Stock issued in the Merger. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 10,069,230 shares of Common Stock, which constitutes approximately 15.96% of the outstanding shares of Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter, dated as of March 4, 2015 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on March 4, 2015 by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter).
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  Amended and Restated Agreement and Plan of Merger, dated as of January 8, 2018, by and among Assurant, Inc., Spartan Merger Sub, Ltd., TWG Holdings Limited, Arbor Merger Sub, Inc. and TWG Re, Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 9, 2018).
  Stockholder Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Registration Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Stockholders Agreement, dated as of May 31, 2018, by and between TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

TPG Advisors VI-AIV, Inc.

By:   /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By:    /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:     /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

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SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Adam Fliss	Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

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INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter, dated as of March 4, 2015 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on March 4, 2015 by TPG Group Holdings (SBS) Advisors, Inc., TPG Group Advisors VI, Inc., TPG Group Advisors VI-AIV, Inc., David Bonderman and James G. Coulter).
  Amended and Restated Agreement and Plan of Merger, dated as of January 8, 2018, by and among Assurant, Inc., Spartan Merger Sub, Ltd., TWG Holdings Limited, Arbor Merger Sub, Inc. and TWG Re, Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 9, 2018).
  Stockholder Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Registration Rights Agreement, dated as of May 31, 2018, by and among Assurant, Inc., TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 31, 2018).
  Stockholders Agreement, dated as of May 31, 2018, by and between TPG VI Wolverine, LP and TPG VI Wolverine Co-Invest, LP.

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